ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the "Company") is for the three-month period ended March 31, 2006 compared with the three-month period ended March 31, 2005. The Company’s measurement currency and reporting currency is the United States dollar. This MD&A is current to May 8, 2006 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”).  Management is responsible for the interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Refer to Note 3 of the December 31, 2005 consolidated financial statements for disclosure of the Company’s significant accounting policies. Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Significant differences between Canadian and U.S. generally accepted accounting principles applicable to the Company as at December 31, 2005 are described in Note 21 to the December 31, 2005 consolidated financial statements.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards.  While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”).  As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview:

Alamos Gold Inc. is a publicly traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns 100% of the 21,300-hectare Salamandra group of concessions located in the state of Sonora in northwest Mexico. The Salamandra group of concessions includes the Mulatos deposit and more than nine other prospective exploration targets.

Construction of the Mine was substantially completed in 2005, except for the crusher/conveyor which required additional assembly and commissioning. The Company achieved commercial production at its Mulatos mine (the “Mine”) on April 1, 2006 based on operational and financial considerations. Phase 1 development of the Mine was completed in February 2006 following the successful commissioning of its three-stage crusher and conveying system.  Phase 1 contemplated ore production of 10,000 tonnes of ore per day. The Company anticipates achieving successful Phase 2 expansion to 15,000 tonnes of crushed ore per day during the second quarter of 2006. The Company forecasts gold production of between 140,000 and 155,000 ounces of gold in 2006.

Initial ore production from the Mine is derived from the Estrella Pit, which contains proven and probable reserves of 36.4 million tonnes grading 1.64 grams per tonne of gold (g/t) or approximately 1.9 million contained ounces of gold. Current proven and probable reserves are contained within a measured and indicated resource of 62.2 million tonnes grading 1.51 g/t, or approximately 3 million contained ounces of gold.

The Salamandra group of concessions surrounding the Mine consists of 21,300 hectares of mining claims that contain both advanced and grassroots exploration prospects similar to the Mulatos deposit. There are several advanced exploration projects near the Estrella Pit that have the potential to add resources and reserve ounces to the greater Mulatos deposit, including both mineralization extensions and satellite deposits. In 2005, the Company invested $4.7 million in expanding resources at the El Salto, Mina Vieja, Escondida and El Victor project areas. In December 2005, the Company announced a high-grade discovery at Escondida. The Company has budgeted $6.5 million for exploration activities in 2006 focused primarily on underground development and core drilling in the Escondida, El Victor and Gap areas in order to expand resources and define reserves. The Company invested $1.0 million in exploration activities during the first quarter of 2006.

First Quarter 2006 Highlights:

During the three-month period ended March 31, 2006, the Company:

▪

Sold 22,670 ounces of gold at an average realized price of $551 per ounce for proceeds of $12.5 million;

▪

Recorded its first quarterly profit with earnings for the period of $0.6 million ($0.01 per share – basic and diluted);

▪

Produced 21,400 ounces of gold in dore at a cash operating cost of $308 per ounce;

▪

Successfully commissioned the crushing and conveying system and announced completion of Phase I development of the Mine;

▪

Invested $1.0 million in exploration focused on development drilling at the Escondida and El Victor zones;

▪

Continued its Phase II expansion program to increase throughput by 50% above the feasibility study level to 15,000 tonnes of ore per day;

▪

Increased the amount available to the Company under its revolving credit facility from $10.0 million to $16.0 million.

Subsequent to quarter end, the Company:

▪

Announced that commercial production at the Mine was achieved effective April 1, 2006;

▪

Received cash proceeds of CDN$7.9 million from the exercise of warrants with an exercise price of CDN$3.50 that were due April 8, 2006;

▪

Announced that it is seeking approval from 66 2/3% of its CDN$50 million convertible debenture holders to offer an incentive conversion period in which debenture holders may convert their holdings into common shares at a premium to the existing terms;

▪

Signed a definitive agreement with Morgain Minerals Inc. (“Morgain”) to sell its La Fortuna property for consideration of five million common shares of Morgain at a deemed price of CDN$0.40 per share.

Results of Operations:

Development of the Mulatos Mine has proceeded as follows:

Date	Event
June 2004	Feasibility study completed on the Mulatos deposit
Third quarter 2004	Completed land acquisition from Ejido Mulatos and commenced construction of the Mine
Third quarter 2005	Poured first dore bar of gold and silver weighing 117 ounces
Fourth quarter 2005	Substantially completed construction Production of 5,517 ounces of gold dore in the quarter
February 2006	Commissioned crushing and conveying system
First quarter 2006	Pre-commercial production of 21,400 ounces of gold dore in the quarter
April 1, 2006	Achieved commercial production

Gold production at the Mine in the first quarter of 2006 was 21,400 ounces of gold in dore and gold sales were 22,670 ounces (including 2005 dore production refined in 2006). In 2005, commencing with the first gold pour in July, the Mine produced 7,647 ounces of gold and sold 5,950 ounces. All reported mine production is subject to final refinery settlement.

The 17,000 tonnes per day capacity crusher became operational in February 2006 and is achieving improved throughput. In the first quarter of 2006 30% of ore to the pad was crushed. The Mine is currently operating at 15,000 tonnes of ore per day, with crushed higher-grade ore to the pad representing approximately 55% of the total tonnes. The Mine was in a pre-commercial phase during the first quarter of 2006 and throughout 2005, operating substantially on a run-of-mine (uncrushed ore) basis by trucking ore to the leach pad. Revenue from gold sales and related operating costs were recognized commencing with the Mine’s first gold pour in July 2005.  As the Mine converts from run-of-mine to crushed ore, mining costs are expected to improve substantially due to the elimination of haulage of run-of-mine ore and gold recoveries are expected to improve to the levels expressed in the feasibility study for different types of ore. Crushing costs will increase as more ore is crushed, but should decrease on a per tonne basis.

The tables below outline key production and cost indicators during the first quarter of 2006, compared to the fourth quarter of 2005 and with Feasibility Study rates and costs:

Production summary	Q1 2006 (1)	Q4 2005 (2)	Feasibility Study (3)

Ounces produced	21,400	5,517	N/A

Ore mined – tonnes	1,165,787	634,398	745,250
Waste mined – tonnes	2,198,484	2,207,501	1,254,750
Total tonnes mined	3,364,271	2,841,899	2,000,000

Tonnes of ore per day	13,100	6,896	8,374
Tonnes of ore crushed per day (4)	6,450	N/A	8,374

Waste-to-ore ratio	1.89	3.48	1.68

Grade (g/t)	1.80	1.57	2.00

Costs per tonne summary	Q1 2006	Q4 2005	Feasibility Study (5)
Mining cost per tonne	$1.29	$1.56	$0.95

Mining cost per tonne of ore	$3.71	$7.00	$2.44
Crushing cost per tonne of ore	$2.28	N/A	$1.15
Processing cost per tonne of ore	$1.45	$2.31	$1.98
Administration cost per tonne of ore	$1.22	$0.99	$0.97

Cost per tonne of ore	$8.66	$10.30	$6.54

(1)

Comparable to Year 1 of the Feasibility Study

(2)

Comparable to the pre-production period in the Feasibility Study, where ore was stockpiled

(3)

Reference is to tonnage in Year 1 of the Feasibility Study, based on 10,000 tonnes per day, on a pro-rata basis for one quarter. Pro-rata gold production would not be indicative of expected first quarter production and is not presented.

(4)

Tonnes of ore crushed per day for Q1 2006 reflects the results of March 2006 only as the crushing and conveying system was successfully commissioned in February 2006. During Q4 2005, the crusher was not operational, accordingly there are no amounts reported during this period.

(5)

Average life of mine amounts as reported in the Feasibility Study.

During the first quarter of 2006, both production and costs per tonne improved significantly from the fourth quarter of 2005. Mining costs per tonne of ore decreased by 47% in the first quarter compared to the fourth quarter of 2005, reflecting a 46% decrease in the waste-to-ore ratio and improved efficiencies.

Mining costs per tonne of ore in the first quarter were higher than feasibility study levels due to the following factors, some of which are not expected to be factors in future periods:

•

Slightly higher waste-to-ore ratio in the current period of 1.89 compared with feasibility of 1.68;

•

The Mine continued to rent third-party contractors’ equipment for mining activities during the first quarter. Additional equipment will be acquired in May and June to replace certain contractors’ equipment, which is expected to significantly reduce loading costs on a per tonne basis for the remainder of 2006;

•

The feasibility study contemplated the haulage of ore to the crusher site, a distance of approximately 1 kilometer. During the first quarter, approximately two-thirds of ore production was mined on a run-of-mine basis and was trucked directly to the leach pad, a distance of 4.5 kilometers. The increased haul distances resulted in greater costs during the period. Hauling costs for the remainder of the year should decline as most ore is delivered to the crusher site via conveyor;

•

Expenditures for energy related consumables and transportation are significantly above feasibility study levels due to cost increases.

Crushing costs per tonne of ore processed were higher than feasibility levels as the crusher and conveying system was completed in February 2006 and was in a commissioning phase for the majority of the first quarter.

Processing costs include costs associated with the leach pads, gold recovery plant and refining activities. The Mine’s expenditures on processing activities are 37% below feasibility levels due primarily to lower than anticipated consumption of key consumables including cyanide and lime, partially offset by higher transportation costs.

Administration costs were above feasibility levels during the first quarter due in part to property payments, camp and travel costs that were not considered in the feasibility study. As the Mine ramps up to 15,000 tonnes of ore per day, it is expected that economies of scale will be realized and administration costs will decrease on a per tonne basis.

Cash operating cost per ounce of gold sold was $308 in the first quarter of 2006. Cash operating costs were higher than feasibility due primarily to the higher mine costs noted above and due to expected lower recoveries from run-of-mine ore compared with crushed ore.  The Company anticipated that mining and processing costs would be higher during the pre-commercial phase of operations, and run-of-mine recoveries would be lower than for crushed ore. However, the Company realized an operating cash margin of $243 per ounce, based on its realized gold price received, and it believes that this has validated its decision to enter production prior to achieving full crusher availability. Unit costs are also expected to decline as the leach pad attains a higher level of ore under leach.

The Company expects to reduce the cash cost per tonne of ore experienced in the pre-commercial phase to at or below the feasibility level of $6.54 by using a higher throughput to achieve economies of scale and to offset higher than expected energy and transportation related costs. The Company expects that higher crusher throughput will increase recoveries from those experienced in the pre-commercial run-of-mine phase and lower the cash operating cost per ounce to the $210 - $225 range by the end of 2006.

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Mining cost per tonne of ore” is a non-GAAP performance measurement which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating cost per ounce” and “total cash cost per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating cost per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating cost per ounce” reflects the cash operating cost allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating cost per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rate in the period. “Total cash cost per ounce” includes “cash operating cost per ounce” plus applicable cash royalties.

Production from the Mine is subject to a sliding scale production royalty commencing on commercial production as defined in the relevant royalty agreement, which at current gold prices above $400 is set at a rate of 5% of the value of gold and silver, less certain allowed refining and transportation costs. With the achievement of commercial production on April 1, 2006, the Mine’s production in future quarters will be subject to royalty.

The Company intends to actively develop the Escondida Hanging Wall deposit and develop the lower-grade main zone through its underground drill program. This should allow the Company to maintain its initial 10-year mine life, while at the same time forecasting production at levels significantly higher than the feasibility average of 140,000 ounces gold per year.

Financial Highlights:

Prior to July 1, 2005, the Company was a development stage mineral exploration company focused on developing and constructing the Mulatos Mine. Accordingly, comparative quarterly and annual financial results do not reflect the results of mining activities.

The Company’s financial results for the quarter ending March 31, 2006 are presented below:

	Q1 2006	Q1 2005 *

Cash provided by operating activities (000)	$475	($246)
Earnings (loss) for the period (000)	$573	($1,381)
Earnings (loss) per share – Basic and diluted	$0.01	($0.02)
Weighted average number of common shares outstanding - Basic - Diluted	79,735,914 86,164,386	77,018,029 **

* No mining activity in Q1 2005.

** Not presented as it is anti-dilutive.

The Company generated positive cash flow from operations in the first quarter of 2006, and earned a quarterly profit of $573,000 or $0.01 per share. Results for the first quarter of 2005 do not reflect mining activities and are accordingly not comparable.

Gold sales

Details of gold sales for the three-month periods ended March 31, 2006 and December 31, 2005 are presented below:

	Q1 2006	Q4 2005

Gold sales – ounces	22,670	4,950
Gold sales revenues (000)	$12,490	$2,285
Realized gold price per ounce	$551	$462
Average gold price for period (London PM Fix)	$554	$484

Assessment of Gold Market

The gold price continued to climb during the first quarter of 2006 reaching a quarterly high of $584 per ounce near the end of March. At May 8, 2006 the gold price had increased from its March high of $584 per ounce to $675.50 per ounce. The increased gold price is beneficial to the Company, which prepared its feasibility study and proven and probable reserves using a base case of $350 per ounce. At recent levels, the price of gold has had and may continue to have a positive impact on the economics of the feasibility study for Phase I development of the Mulatos deposit. However, it is not possible to forecast future gold price trends and their impact on future results from operations.

Operating Expenses

Mine operating costs allocated to ounces sold are summarized in the table below:

	Q1 2006	Q4 2005

Gold production – ounces	21,400	5,517
Gold sales – ounces	22,670	4,950

Cash operating costs (000)(1)	$6,975	$1,970
- Per ounce sold	$308	$398

Royalties and production taxes (000) (4)	-	-
Total cash costs (000)(2)	$6,975	$1,970
- Per ounce sold	$308	$398

Amortization (000)	$1,931	$477
Accretion of asset retirement obligation (000)	$38	$7
Total production costs (000)(3)	$8,944	$2,454
- Per ounce sold	$394	$496

- Realized gold price per ounce	$551	$462
- Realized cash margin per ounce	$243	$64

Note:  periods are not directly comparable as Q4 2005 had a higher initial waste-to-ore ratio

(1) Includes all direct mining costs, refining and transportation costs and by-product credits.

(2) Includes all cash operating costs and royalties and production taxes.

(3) Includes all total cash costs, amortization, and accretion of asset retirement obligations.

(4) Production royalties are expected to commence April 1, 2006 at 5% of net precious metals sales.

Exploration costs charged to operations during the three-month period ended March 31, 2005 totaled $406,000 compared to $242,000 in the same period of 2005. In 2005, the Company changed its accounting policy for exploration costs. Previously, as the Company was in the development stage, exploration costs were capitalized. Under the accounting policy adopted in 2005, certain exploration costs are expensed if the costs do not meet the criteria for classification as mine development costs. During the first quarter of 2006, the Company invested a total of $992,000 in exploration activities compared to $309,000 in the same period of 2005.

Corporate and administrative expenses of $715,000 in the first quarter of 2006 were 10% higher than the $649,000 incurred in the first quarter of 2005. The key components of this expense are shown below:

	Q1 2006 ($000)	Q1 2005 ($000)
Salaries and management fees	311	217
Legal, audit and accounting	42	74
Office and administration	153	149
Shareholder communications	103	95
Travel and accommodation	18	57
Trust and filing fees	88	57
	715	649

The increase in corporate and administrative expenses in the first quarter of 2006 as compared to the same period of 2005 is primarily attributable to higher salaries and management fees due to additional hires, increased director compensation and higher stock listing fees. Partially offsetting these increases are lower legal costs and lower discretionary travel costs.

The value of stock-based compensation allocated to expense was $140,000 in the first quarter of 2006 compared to $nil in the first quarter of 2005. Stock-based compensation in the three-month period ended March 31, 2006 represents amortization of stock-based compensation cost associated with the grant of 620,000 stock options on December 23, 2005. Approximately 25% of the options granted on December 23, 2005 vested over a nine-month period, with the remaining 75% vested over a two year period. The value of the stock option grant is amortized to expense over the vesting term. Unamortized stock-based compensation expense at March 31, 2006 was $655,000 which will be allocated to expense over the next two years as grants vest.

Financial Revenues and Expenses

Interest income

In the three-month period ended March 31, 2006, the Company earned $65,000 in interest income compared to $281,000 in the same period of 2005. Lower interest income in 2006 resulted from lower average cash balances as compared to the prior period; during the first quarter of 2005, the Company completed its CDN$50 million convertible debenture financing and held the majority of the cash proceeds of the financing from February 2, 2005 to March 31, 2005.

Interest expense

Interest expense in the first quarter of 2006 of $783,000 includes interest costs associated with the Company’s CDN$50 million, 5.5% convertible debenture liability, capital lease obligations, and the amounts outstanding under the Company’s revolving credit facility.

Interest expense attributable to the convertible debenture was $607,000 for the first quarter of 2006 compared to $351,000 in the same period of 2005 (of which $37,000 was capitalized to construction costs). Higher interest expense on the convertible debenture in 2006 is the result of recognition of a full quarter of interest expense.

Interest charges related to the capital lease obligations are calculated at LIBOR + 4.1%. Interest on the Company’s revolving credit facility is charged at LIBOR + 2.75% on the drawn portion and 0.75% on the undrawn portion. During the first quarter of 2006, the drawn portion of the Company’s revolving credit facility was approximately $6 million. Interest expense of $176,000 was incurred related to capital leases and the credit facility during the first quarter of 2006. No comparable amounts exist for the same period of 2005 as neither the capital leases nor credit facility were in place during that period. A portion of the facility debt was repaid in April 2006, which will lower future interest charges.

Financing charges

Financing charges in the first quarter of 2006 of $140,000 represents amortization of deferred financing charges related to the convertible debenture and revolving credit facility.

In February 2005, the Company incurred financing charges of $1,638,000 with respect to the convertible debenture issuance. Of this amount, $416,000 was allocated to the equity component of the convertible debenture. The remaining costs of $1,222,000 are amortized to expense over the five-year term of the debenture. Accordingly, $61,000 of these costs were recognized in the first quarter of 2006 ($40,000 in the comparable period of 2005). The other significant component of deferred financing charges relates to the revolving credit facility entered into in July 2005. The lender was issued 350,000 warrants exercisable until July 21, 2007 at a price of CDN$5.80. The value of the warrants issued was estimated using the Black Scholes option pricing model at $265,000. Amortization of financing charges related to the revolving credit facility totaled $79,000 in the first quarter of 2006.

Accretion of convertible debenture discount

Accretion expense in the three-month period ended March 31, 2006 amounted to $485,000 (first quarter of 2005 - $245,000), a level which will be maintained throughout the period that the debentures are outstanding.

Foreign exchange gain (loss)

The Company had no net gain or loss on foreign exchange in the three-months ended March 31, 2006. This is due primarily to a small foreign exchange gain on its net Canadian dollar-denominated financial liabilities during the first quarter of 2006, which was offset by a foreign exchange loss on the Company’s Mexican peso-denominated net financial assets. Both the Mexican peso and Canadian dollar were relatively stable against the United States dollar in this period.

The Company’s main foreign currency exposure results from the CDN$50 million debenture liability due in February 2010, which is partially offset by Canadian dollar deposits and forward purchase contracts. The Company’s Canadian dollar denominated assets are now more closely aligned with its Canadian dollar denominated liabilities, thereby reducing the exposure to fluctuations in foreign exchange rates. The most significant Mexican peso exposure is from a $4.1 million value added tax receivable. The Company is also exposed to Mexican peso and Canadian dollar expenditures on goods and services.

Income Taxes

Future income tax expense for the first quarter of 2006 was $300,000 compared to $nil in the first quarter of 2005. The Company has provided for future income taxes using an effective tax rate of 34%. Statutory tax rates in Mexico and Canada are 29% and 36% respectively.  At present, it is not expected that current income tax will be payable until 2007.

Summary of Quarterly Results

The following table summarizes quarterly results for the past five quarters. The Company began operations at the Mine in the third quarter of 2005. Accordingly, no gold sales revenue was reported for periods prior to the third quarter of 2005.

The 2005 quarterly amounts presented in the table below were re-stated to reflect the accounting policy the Company adopted in 2005 with respect to mineral exploration.

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	YTD 2005	Q1 2006

Gold production (ounces)	-	-	2,130	5,517	7,647	21,400
Gold sales (ounces)	-	-	1,000	4,950	5,950	22,670

Gold sales ($000)	-	-	441	2,285	2,726	12,490
Earnings (loss) from operations ($000)	(954)	(2,166)	(973)	(2,060)	(6,153)	2,216
Earnings (loss) for the period ($000)	(1,381)	(2,474)	(2,448)	(3,143)	(9,446)	573

Basic and diluted earnings (loss) per share ($ per share)	(0.02)	(0.03)	(0.03)	(0.04)	(0.12)	0.01

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the liability portion of a convertible debenture, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at cost, except for the convertible debenture, which approximates its accreted value at each reporting period in United States dollars. The convertible debenture was initially recorded at the discounted value of future cash flows, using the Company’s risk adjusted discount rate of 12.6%, and is adjusted quarterly for changes in the Canadian dollar to United States dollar exchange rate. The debenture discount is accreted to the carrying value of the debenture on a quarterly basis. The Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar.

For the three-month period ended March 31, 2006, the Company recorded no foreign exchange gain or loss as compared to a foreign exchange loss of $95,000 in the three-month period ended March 31, 2005. The Company minimizes its foreign exchange risk by maintaining low net account balances in Canadian dollars and Mexican pesos, to the extent possible. The Company has entered into agreements to acquire $20 million Canadian dollars at fixed future prices to offset a portion of its Canadian dollar debenture liability which is not offset by Canadian dollars on deposit. The Company has placed its cash and cash equivalents in short-term liquid deposits or investments which provide a revised rate of interest upon maturity.

The Company has limited exposure to monetary assets and liabilities denominated in Mexican pesos, but the Company does incur operating costs denominated in both the Canadian dollar and the Mexican peso. Accordingly, the Company’s operating costs are affected by changes in foreign exchange rates in those currencies. The Company has elected not to hedge these exposures by buying fixed rate forward contracts in either the Mexican peso or the Canadian dollar as the exchange rate for both currencies has been stable in recent periods and the Company does not anticipate significant volatility in 2006.

At March 31, 2006, the Company had outstanding gold forward contracts to sell 3,500 ounces of gold in April 2006. These contracts were not designated as hedges at inception. The mark-to-market valuation of these contracts resulted in a loss of $29,000. The Company contracts for future gold sales to closely match expected delivery dates within the current financial quarter. At this time, the Company does not anticipate entering into long-term forward sales contracts as the gold price currently appears to have some upward bias due to strong physical and investment demand. The Company will continually monitor the effectiveness of this policy.

Investment in Mineral Property, Plant and Equipment

During the first quarter of 2006, the Company invested approximately $4.4 million in mineral property, plant and equipment.

In 2005, the Company started a planned expansion of the Mine from a budgeted rate of 10,000 tonnes of ore per day to 15,000 tonnes of ore per day to more closely align production with the capacity at the crusher/conveyor and gold recovery plant. In 2006, $10 million has been budgeted for loaders, dozers, graders and Mine infrastructure to support the Mine expansion, of which approximately $1.1 million was invested in mine equipment during the first quarter of 2006.

Other significant capital expenditures during the first quarter included $1.2 million invested in the crusher, $0.4 million spent on the conveying system and $0.6 million on capitalized mineral development expenditures, mainly relating to the Escondida reserve development program.

Mineral property held for sale

In November 2005, the Company entered into a letter agreement with Morgain Minerals Inc. (“Morgain”) to sell the La Fortuna property for consideration of five million common shares of Morgain. Subsequent to March 31, 2006, the Company signed a signed a definitive agreement with Morgain to dispose of its La Fortuna property for consideration of five million common shares of Morgain at a deemed price of CDN$0.40 per share. The Company and Morgain also entered into a Technical Services Contract for a 1% net smelter royalty (“NSR”) on future production from the La Fortuna property. The La Fortuna property has a carrying value of $1,016,000. No gain on disposition will be recorded as the transaction will be accounted for as a non-monetary exchange. This mineral property has been classified as held for sale on the consolidated balance sheet.

Exploration and mine development activities

During the first quarter of 2006, the Company invested $992,000 in exploration and development activities. Exploration activities during the quarter were primarily focused on resource expansion drilling in the Escondida, Escondida Hanging Wall Zone, and El Victor areas. Phase II drilling was also undertaken at El Realito. A breakdown of the exploration expenditures by project is presented in the table below:

Project name	Q1 2006 ($000)	Q1 2005 ($000)
Escondida	509	-
Mina Vieja/Mulatos	17	67
El Salto	39	-
Bajios	27	44
El Realito	30	121
El Victor	222	-
Jaspe	1	16
Other	147	61
	992	309

A development drift connecting the Escondida and El Victor zones was initiated to complete development drilling from underground along a two-kilometer mineralized structural corridor. Total underground development to date is 1,481 meters, including 599 meters in the Escondida deposit, and 882 meters in two drifts at El Victor. Drill stations have been established at 50 to 100 meter intervals throughout the length of underground development, with two underground core rigs currently drilling in the Escondida zone and one at El Victor. Eighty underground drill holes representing 7,141 meters have been completed to date at Escondida, and 23 drill holes representing 1,427 meters at El Victor. Assay results will be released when the results become available.

An update on the Escondida Hanging Wall Zone was issued on March 15, 2006, announcing additional high-grade gold intervals from recently completed drilling designed to further define the zone. High-grade mineralization has been outlined in an area approximately 165 meters long by 75 meters wide. Surface drilling is complete with 64 reverse circulation holes (6,431 meters) and seven large-diameter core holes (194 meters) completed. Metallurgical testing has begun.

In addition, the Company is currently drilling regional grass roots targets at El Realito (Phase II) as step-out drilling of previous intercepts and tests of new targets. Thirty-seven holes (5,219 meters) have been completed to date. At the West Bajios project, nine additional holes (1,699 meters) have been drilled in outlying areas testing mineralization extensions to the north and west.

The Company has budgeted approximately $4 million in 2006 for drifting, drilling and metallurgy for the Escondida/El Victor underground programs.  Approximately $1.6 million is planned for regional exploration, with an additional $0.9 million intended for follow-up work, if warranted.

Liquidity and Capital Resources

In February 2005, the Company issued a $40.3 million (CDN$50 million) 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010, net of a 3.5% underwriters’ fee. The debenture bears interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debenture is convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures. In certain circumstances, the debenture may be redeemed in whole or in part at the option of the Company after February 15, 2008.

The debenture is classified as a liability with the exception of the portion relating to its conversion features, which is classified as an equity component, resulting in the carrying value of the debenture being less than its face value. The discount is being accreted over the term of the debenture.

Subsequent to March 31, 2006, the Company announced that is was seeking approval from 66 2/3% of the convertible debenture holders to amend the terms of the convertible debentures such that willing debenture holders can convert their debenture holdings into common shares at a premium conversion ratio.

The Company has an unsecured $16 million revolving line of credit with a bank, available for general corporate purposes. At the end of the quarter, $6 million had been drawn on this facility.  Subsequent to the quarter end, on April 12, the Company repaid $3 million of the bank loan.

At March 31, 2006 the Company had $11.9 million in cash and cash equivalents compared to $4.5 million at December 31, 2005. In February 2006, $1.2 million was paid as interest to the debenture holders from the trust account, and the Company deposited an additional $2.4 million with the debenture trustee to fund interest payments due in August 2006 and February 2007.

The Company’s working capital position improved significanty during the first quarter of 2006 from a working capital surplus of $13 million at December 31, 2005 to more than $23 million at the end of the first quarter. Cash in-flows during the quarter included funds received from the exercise of warrants and stock options ($10.2 million), cash flows from operating activities ($3.5 million, before changes in non-cash working capital), and advances from the Company’s revolving credit facility ($3 million). Significant investments in working capital during the quarter included expenditures of $1.3 million in in-process inventory and $0.7 million in parts and supplies inventory. The investment in in-process inventory reflects the cost of pad-loading and stockpiling gold-bearing material undergoing processing into a gold/silver dore product. Additional investment in in-process inventory is likely to continue into the second quarter.

Accounts payable and accrued liabilities decreased from $5.3 million at December 31, 2005 to $4.5 million at March 31, 2006 due primarily to the interest accrual related to the convertible debenture and revolving credit facility being approximately $0.6 million lower at the end of the quarter due to the timing of semi-annual interest payments.

Subsequent to March 31, 2006, the Company received approximately CDN$7.9 million from the exercise of warrants.

Off-Balance Sheet Arrangements

The Company has entered into certain foreign exchange forward and gold sales contracts which may, in certain circumstances, be classified as off-balance sheet arrangements. Due to the nature of the contracts entered into, the mark-to-market value of these contracts has been recorded on the balance sheet.

The Company has entered into agreements to acquire $16 million Canadian dollars in 2007, and $4 million Canadian dollars in the second quarter of 2006 at a fixed price to offset a portion of its Canadian dollar debenture liability which is not offset by Canadian dollars on deposit. During the quarter, the Company settled a contract representing the purchase of $6 million Canadian dollars for a realized cash gain of $174,474. As at March 31, 2006, the Company had recorded an unrealized foreign exchange gain of $0.8 million on the outstanding contracts.

At quarter end, the Company had contracts to sell 3,500 ounces of gold to counterparties in April 2006, resulting in a mark-to-market loss of $123,000 recorded as an unrealized forward contract loss. If the contracts had qualified for hedge accounting treatment and the Company designated the contracts as hedges, the value of the contracts would have been recorded only in the future sales period designated by the Company.

Commitments

Contractual commitments are substantially unchanged from December 31, 2005.

Related Party Transactions

The Company received consulting services from one director on a fee for services plus retainer basis, resulting in an ongoing commitment. Total contractual fees paid were $13,000 in the first quarter of 2006 compared to $16,000 paid in the same period of 2005 to a director of the Company. These transactions have occurred in the normal course of operation and are measured at their fair value.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

As at May 8, 2006
Common shares
- Common shares outstanding	83,163,115

Stock options
- Average exercise price CDN$3.02. Approximately 92% vested.	4,418,000

Convertible debentures
- Face value CDN$50 million. Convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures.	9,429,246

Risk Factors and Uncertainties

Risk factors and uncertainties are substantially unchanged from those as disclosed in the MD&A accompanying the December 31, 2005 consolidated financial statements.

Outlook

The Company forecasts gold production of between 140,000 and 155,000 ounces of gold in 2006. The Company expects to reduce its cash operating cost per ounce to between $210 and $225 per ounce by the fourth quarter. The Company had previously targeted reaching 15,000 tonnes of ore per day in the second quarter of 2006. The Mine has succeeded in meeting this target and is now focusing on increasing crusher throughput. As the percentage of crushed ore that is stacked on the leach pad increases, gold recoveries are expected to increase. Higher gold recoveries and cost control efforts at the Mine are expected to further improve mine operating costs on a per unit basis.

In April 2006, the Company announced that it is seeking the approval of two-thirds of its convertible debenture holders to amend the terms of the debenture agreement thereby allowing the Company to offer an incentive conversion period to the debenture holders. The Company has not yet determined the settlement cost associated with a potential early conversion as this is dependent on the number of debenture holders that convert.

The benefits of a potential early conversion of the convertible debentures are significant. The early conversion of all or a part of the convertible debentures would reduce all or a part of the Company’s long-term debt and would improve the Company’s future earnings by eliminating the accretion, interest and foreign exchange costs associated with the convertible debentures. In 2005, these costs totaled $4.6 million. In the three-month period ended March 31, 2006, non-cash accretion expense and interest expense related to the convertible debentures amounted to $1.1 million.

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company's plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining production, operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The nature of risks and uncertainties are discussed more fully in the Annual Information Form filed by the Company available at www.sedar.com.